Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

The following are excerpts relating to the proposed merger of Exelon Corporation and Constellation Energy Group, Inc. from a transcript of Exelon’s presentation at the Bank of America Merrill Lynch Global Power & Gas Leaders Conference held on September 20, 2011.

Jack Thayer – Constellation Energy – SVP & Chief Financial Officer

I could start on slide four. First of all, let me say how excited I am by the Constellation of — Constellation’s leading retail and wholesale customer platform with Exelon’s industry-leading clean merchant fleet. Within our new energy business over last 12 years, we’ve built the leading supplier of energy products and solutions to wholesale and retail customers in North America. We currently serve approximately 1 million customers, and we served approximately 120 terawatt hours of competitive load in 2010. . . .

As we view our renewable business in the context of Exelon’s clean generating assets, which includes approximately 735 megawatts of wind generation across eight states, we look forward to bringing the scale and experience required to drive expansion in the next wave of clean generation and sustainability products and services. . . .

In closing, Constellation intends to be the nation’s premier provider of customer-focused solar solutions. The unmatched access to customers, the ability to utilize solar energy credits in our load serving business, our ability to utilize investment tax credits, our ability to innovatively finance projects, our ability to provide a bundled commodity service as well as other cross-sale opportunities, for example, energy efficiency through our other Constellation subsidiaries and finally, the ability to price and manage commodity and regulatory positions respectively on the combined Exelon platform, we see the opportunity playing an industry-leading role in the expansion of clean energy, the benefits which will accrue — of which will accrue to our customers, stakeholders and the environment.

. . .

Chris Crane – Exelon Corporation – President & Chief Operating Officer

It’s a pleasure to be here today to give you an update on the proposed merger between Constellation and Exelon (inaudible) we believe gas to and were quite envious of some of your assets. So, it’s a great portfolio. We’re competitive in all things including forward statements. So, here we have our forward statement. The presentation looking forward as estimates that are subject to various risks and on and on and on and we do it across three pages. So, we win.

As many of you know, our proposed merger with Constellation creates the largest competitive energy provider in the US and we see it as providing benefits to both shareholders and strengthening our position in the value chain immediately. The two companies share a strong commitment to the competitive market. In addition, we share the same philosophy that brings together the premium —industry’s premium, merchant generating fleet low cost and the leading retail, wholesale trading platform while creating an unparalleled value in our respective segments namely the wholesale generation and retail, we believe it’s a compelling story from a financial and strategic perspective.

The introduction of the New Energy segment at Constellation in the largest, arguably best — who is the largest and arguably best retail provider in the nation will give us a very lucrative channel to market for our low-cost base load generation. And lastly, Constellation’s existing generation fleet adds to the regional fuel diversity in the portfolio that we have been looking for. Enhancing the scope and the scale of our combined business will not only provide the diversification needs, but also significant opportunities to continue to grow our platform or our portfolio. With the combined generating portfolio of almost 36,000 megawatts competitive in retail, wholesale operations in 44 states and a leading position in the wholesale, retail segment, we will be even more compelling — we think it’s even more compelling from a value creation proposition.

We know that we’re not alone in seeing these benefits as we’ve made it around for many of you, the industrial logic has resonated well. The SEC has completed the review of the S-4 and we expect to mail the joint proxy statement out in mid-October and then we’re scheduling the shareholder votes for mid-November.

To capture the value, we recognize that we need to execute well and efficiently and I’ll share a little of the progress with you on that. First, we remain firmly on track for the first quarter close. On the regulatory front, we’ve made all our filings, we did that within 30 days. We have received the approval from Texas. We expect a favorable ruling from New York. We remain on track for the FERC and DOJ and NRC in the November to January time frame and in Maryland, the PSC has laid out a schedule for the deadline to be the 5th of January. The first rounds of testimony were filed this past Friday. We are in the process of reviewing the testimony and the proposals carefully. While in some cases it appears to be over-reaching, we think we understand the genesis of the statements and we’ll be working to provide our rebuttal filings.

Based on our preliminary review of the PJM Market Monitor’s revised analysis on the capacity and ancillary services, we believe that it continues to be flawed. We will submit a detailed response testimony explaining this, but fundamentally the DOJ and FERC use a rear-looking tool and mechanism where this is a forward projection. We do believe that our divestiture of Brandon Shores, Crane and Wagner will be sufficient to meet all these market concentrations.

While we continue to make a significant progress with our external reviews and approvals, I’m equally pleased at what’s been done internally. Our integration effort is on track. We spent the first couple of months baselining how each of us do business and currently, we’re in the design — or the organization design phase. Our estimates for the synergies remain intact and we’re comfortable that we can achieve our targets as we’ve done so in the past with the merger between PECO and ComEd. And as many of you already know, we recently announced the executive management team, and this team does draw on the best talent from both organizations.

While we’re looking forward to the successful completion of the merger, we’re not losing sight of identifying and executing on the value creation opportunities at Exelon. So on a stand-alone basis, we continue to pursue value creation through strategic acquisitions, significant capital investments on our existing facilities over the next couple of years. These investments, which are in excess of $5 billion have attractive financial returns, continues to diversify our generation mix and allows us to enter new markets and new businesses. While leveraging our balance sheet to identify these opportunities and create the most value for the shareholders while continuing to position our self as a clean energy leader in this sector. . . .

Moving to the next slide, I’ll talk a little bit about other growth areas. On August 24th, we completed the acquisition of Wolf Hollow, which was purchased at a very attractive price and it fits in well with our existing portfolio in the south and will continue to be very complementary with the combined platform with Constellation. We announced acquisition of a sizable wind generating portfolio that has been successfully integrated into Exelon Power and we expect the continuing growth efforts with our development in Michigan. . . .

At Exelon, we are committed to creating value. We manage our operations and our finances extremely well to position us to pursue future growth opportunities from our merger with Constellation to our $5 billion in investment they we’re looking at. As power markets improve and the industry transitions towards a lower carbon footprint, we’ll remain in the best position to capitalize on that.

. .. .

Steve Fleishman – Bank of America Merrill Lynch – Analyst

Questions from the audience. I can keep going, happy to. Just, maybe this is a question for Chris and Jack on the issue of market power and the market monitor, could you just delve in a little bit more on to what he is arguing? Is it my recollection that a lot of this is concerned with who in the buying the assets are selling or that is the main concern or does it go even beyond that?

Chris Crane – Exelon Corporation – President & Chief Operating Officer

Well, it goes beyond it, but that was the main as stated and there could be a creation of some kind of market power issue with depending on who we sell it to. Our counter to that is that whoever wins the bidding has to make application and that has to be screened through FERC and DOJ regardless. So, we think it’s already in the process to protect against it. If for some wild reason, FERC or DOJ would agree and put that provision in, again, we just see it as kind of restrictive not a deal killer. You would rather have a larger population bidding on your assets than a constrained population, and we think that the constraint would leave out some of the — potentially leave out some of the strategics in which they like to have them in involved.

So, the next issue is an ill-defined, something else could also create a market power concern, but there’s nothing you can point at to say what zone, what node, what, where, base, mid, or peaking. So, again, that the strategy or the methodology that is used by the market monitors not consistent with the methodology that FERC and DOJ use, so, we’re going to continue to look at it closely and will provide a detailed response, but we don’t think — see it as an issue.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 that Exelon filed with the SEC on August 17, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On August 17, 2011, Exelon filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.